United States
                       Securities and Exchange Commission
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

(Check one):   |_| Form 10-K    |_| Form 11-K           |_| Form 20-F
               |X| Form 10-Q    |_| Form N-SAR

For the Period Ended: November 13, 2004

|_| Transition Report on Form 10-K       |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F       |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

For the Period Ended:

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates.

                        PART I--Registration Information

Full name of registrant:               CPI Corp.

Former name if applicable:

Address of principal executive office: 1706 Washington Ave.,

City, State and ZIP Code               St. Louis, Missouri 63103

                        PART II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 11-K or Form N-SAR, or portion thereof will be filed on or before 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|   (c ) The accountant's statement or other exhibit required by Rule 12b-25
      (c) has been attached if applicable.

                               PART III--Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attached Extra sheets if needed).

CPI Corp. (the "registrant" or the "Company") is not able to accurately complete the financial statements and notes thereto required to be filed with its quarterly report on Form 10-Q for the quarter ended November 13, 2004 timely. As a result, the Company's Form 10-Q for the quarter ended November 13, 2004 cannot be filed within the prescribed period without unreasonable effort or expense. The Company will file its Form 10-Q within the period prescribed by Rule 12b-25(b). During the course of its preparation of the Form 10-Q, the Company discovered that it was in default of its Revolving Credit Facility, as discussed below. The Company is in discussions with the lenders of the Revolving Credit Facility to obtain waivers of this covenant violation. In light of the Company's recent discovery of this default, the Company has not been able to accurately complete its financial statements and notes thereto timely. If the Company is unable to obtain lender consents and waivers, an event of default will have occurred and be continuing under the Company's Revolving Credit Facility and, as a result of cross-default provisions, the Company's Senior Note Agreement.

As a result of the unexpected $9.6 million non-operating charge recorded in the quarter ended November 13, 2004 related to the significant deterioration of Prints Plus' operating performance, the Company is in default of its Revolving Credit Facility for failing to comply with the minimum net worth covenant of its Revolving Credit Facility as of November 13, 2004. The $7.5 million Revolving Credit Facility is a facility put in place by the Company in the second quarter of fiscal 2004 solely to support the Company's outstanding letters of credit used in conjunction with its self-insurance programs, not as a borrowing facility. The Revolving Credit Facility was expected to be converted into a longer-term facility in accordance with financing commitment dated November 4, 2005 that has been withdrawn by the lender of such commitment who is also the lender under the existing Revolving Credit Facility. As of the current date, the Company and the lender have not been able to reach a mutually acceptable amendment/waiver to address the covenant violation with respect to the existing Revolving Credit Facility.

      The Company intends to resolve the default by either terminating the Revolving Credit Facility and replacing the outstanding letters of credit with a new facility or replacing the outstanding letters of credit with cash collateral of the Company deposited directly with the insurers requiring the letters of credit. The Company currently has sufficient cash on hand to cash collateralize its outstanding letters of credit and terminate the Revolving Credit Facility. Because the Company is in default under the Revolving Credit Facility it is also in default under the Senior Note Agreement. A default under the Senior Note Agreement arises if the Company is in default in the compliance with any term of the Revolving Credit Facility and as a consequence of such default or condition the lenders under the Revolving Credit Facility are entitled to declare the Revolving Credit Facility to be due and payable before its stated maturity or before its regularly scheduled dates of payment. If an event of default under the Senior Note Agreement has occurred and is continuing, the holders of the Senior Notes may at any time at their option, by notice or notices to the Company, declare all of the Senior Notes to be immediately due and payable.

                           Part IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification

               Gary W. Douglass              314                  231-1575
      --------------------------------------------------------------------------
                 (Name)                  (Area Code)        (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

      The Company reported a net loss for the 16-week third quarter ended November 13, 2004 of $13.4 million or $1.73 per diluted share compared to a net loss of $4.4 million or $.54 per diluted share for the comparable quarter of the Company's fiscal 2003. The third quarter of fiscal 2004 was significantly impacted by the recording of other charges and impairments totaling $1.7 million and by the recording of other non-operating charges related to an investment in and operating lease guarantees associated with its former Wall Decor segment, Prints Plus, totaling $9.6 million. On an after-tax basis, the other charges and impairments and the other non-operating charges totaled $8.7 million or $1.13 per diluted share. The other charges and impairments relate to the write-off or write-down of certain studio photographic and computer equipment resulting from the continuing implementation of changes to the Company's going-forward technology and operating strategies. The other non-operating charges were necessitated by the recent significant deteriorating financial performance of Prints Plus. In the third quarter of fiscal 2003, other charges and impairments totaling $480,000, $295,000 on an after-tax basis or $0.04 per diluted share, were recorded. Net sales for the third quarter of fiscal 2004 decreased $1.9 million or 2.4% to $78.8 million from the $80.7 million reported in the third quarter of fiscal 2003. Losses from continuing operations for the third quarter of fiscal 2004 were $7.7 million compared to $4.2 million in the comparable quarter of the prior year. Excluding other charges and impairments recorded in the third quarter of fiscal 2004 and fiscal 2003 totaling $1.7 million and $480,000, respectively, losses from operations were $6.0 million in fiscal 2004 and $3.8 million for fiscal 2003. This $2.2 million increase in operating losses from continuing operations is the result of a $1.9 million sales shortfall and a $574,000 increase in cost of sales, partially offset by a net decrease in selling, general and administrative ("SG&A") expenses of $412,000.

                                    CPI Corp.
                (Name of registrant as specified in its charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: December 23, 2004            By:Gary W. Douglass
                                      ----------------------------
                                      Name:  Gary W. Douglass
                                      Title: Executive Vice President,
                                             Finance and Chief Financial Officer
                                             and Member of the Office
                                             of the Chief Executive
                                             (Principal Financial Officer)